

August 31, 2011

Hal M. Brown
Chief Executive Officer
Pacific Continental Corporation
111 West 7<sup>th</sup> Avenue
Eugene, Oregon 97401

**Re:     Pacific Continental Corporation**
**Form 10-K for the fiscal year ended December 31, 2010**
**Filed March 11, 2011**
**File No. 0-30106**

Dear Mr. Brown:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Primary Market Area, page 4

1.  In future filings, please revise your disclosure to discuss any significant, adverse market area trends, for example, demographic trends or changes in property values in recent years.  In this connection, we note the marked differences among the three major cities in which you operate with respect to declines in outstanding loans, as shown in the chart on page 44.

Directors, Executive Officers, and Corporate Governance, page 89
Nominees for Director, page 4 of definitive proxy statement on Schedule 14A

2.  In future filings, please revise throughout this section to include, for example, additional dates to indicate how long the nominees for directors have been in  their current

occupations, or otherwise clarify, if true, that all nominees have held their current occupations for at least five years.  Refer to Item 401(e)(1).

<u>Certain Relationships and Related Transactions and Director Independence, page 90</u>
<u>Transactions with Management, page 34 of definitive proxy statement on Schedule 14A</u>

3.  It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise in future filings to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to" the lender. Any loans over the threshold amount to which that disclosure does not apply must be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Gregory Dundas
for

Michael Clampitt
Senior Counsel